FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 25, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ROMANIAN SUBSIDIARY, MECHEL TARGOVISTE,

HOSTS BUSINESS DELEGATION

Targoviste, Romania — September 25, 2007 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that representatives of the international business community made a working visit to Mechel’s Romanian steel subsidiary, Mechel Targoviste.  The visit was arranged within the framework of the 10th Central and Eastern European Steel Conference.

The 10th Central and Eastern European Steel Conference, which took place during September 18 - 20 in Bucharest, Romania, was organized by Metal Bulletin, one of the major international publishers in metal industry. The conference analyzed the development of steel markets and production in the Central and Eastern European countries, the outlook for industry consolidation, and investments in the development of distribution networks and new technologies.

On the first day of the conference, Mechel Senior Vice President Victor Trigubko presented Mechel’s experience in extricating its Romanian steel assets (Mechel Targoviste and Mechel Campia Turzii) from the heavy market downswing and decapitalization to improve profitability and meet modern requirements for production technology. These experiences, including fulfillment of the privatization obligations ahead of schedule, were acknowledged by the business community with operations in the region as worthy of attention.

As part of the presentation, Mechel arranged a field trip for the conference delegates to Mechel’s Targoviste steel plant on September 20.  Attending delegates included approximately 40 businessmen, international and local business media journalists, and representatives of the government authorities including P. Ianc, General Director, General Directorate for Industrial Policy and Competitiveness, Ministry of Economy and Finance; M. Toader, General Director, General Division for European Affairs, Ministry of Economy and Finance; М. Berinde, Deputy General Manager Romcontrol S.A.; M. Nistor, Subprefect of Targoviste; M. Dobresku, General Manager of Metallurgical Research Institute, Romania; and I. M. Sidorov, Counselor for Commerce and Economics, Russian Embassy in Bucharest.

During the tour of the plant, its General Director, Vyacheslav Shmyga, presented the projects already implemented at the plant including the continuous casting machine with the capacity of 500 thousand tonnes a year commissioned in March of this year; the upgraded complex of electric arc furnace and small-section mill heating furnace; the medium-section mill to be completely reconstructed in 2009; and other modern equipment.  Mr. Shmyga completed the plant tour with his description of the plant development outlook and planned investments.

Mechel expects to invest approximately $35.0 million to modernize Mechel Targoviste through 2011.  The plan for 2007 includes an increase of the steel output and sales to more than 480 thousand tonnes and about 440 thousand tonnes, respectively.  In line with the objectives of Mechel’s capital investment program, significant investments will be made in arrangements to reduce production costs and increase steel quality at Mechel’s steel subsidiaries.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  September 25, 2007